FORM 10-SB

                 General Form For Registration of Securities of
                              Small Business Issuer
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             SPECTRUM MEDITECH, INC.
                       --------------------------------
                (Name of registrant as specified in its charter)



              Delaware                               None
      ------------------------                  ---------------
      (State or other jurisdiction of           (I.R.S. Employer
      incorporation or organization)             Identification No.)


            707 E. 6th Ave.
            Denver, Colorado                                80203
     -------------------------                         ---------------
   (Address of Principal Executive Offices)               (Zip Code)

             Registrant's telephone number, including area code: (303) 506-1633


                SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

       Title of each class               Name of each exchange on which
       to be so registered                each class is to be registered
      -------------------               --------------------------------

               None                            None


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                  Common Stock
                                (Title of class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

      The Company was incorporated in Delaware in June 1998 under the name 263rd Shelf Corporation. In November 1999 the Company changed its trade name to "Spectrum Meditech Inc." Between the date of its incorporation and November 1999 the Company was essentially inactive.

      During 2000 and 2001 the Company was developing and attempting to sell a product known as the Needle-Ease(TM), a device designed to safely dispose of used needles and hypodermic syringes. The Needle-Ease(TM) is a battery operated incineration system that destroys a range of needles by passing an electric current through the needle thereby reducing the steel to ashes in a matter of seconds. The electric charge is generated from a rechargeable sealed lead-acid battery. The contact points of the device can be touched directly or with a metal object by the operator or anyone else without the transfer of current (i.e. shock).

      The danger of needlestick injuries lies in the transfer of bloodborne diseases as a result of people accidentally being stuck with a used syringe. There are 57 different blood borne pathogens transmitted through a syringe and getting stuck with a used syringe is an occupational hazard for thousands of health care workers whose concerns, worries and fears of contracting diseases, such as Hepatitis and/or HIV are very legitimate. Although special plastic containers, known as sharps containers, are stationed throughout hospitals, medical and dental offices to handle collection before incineration, such containers are not entirely resistant to prevent injury from a needle carelessly inserted into the disposal unit. Cost is another factor with sharps containers which are expensive to dispose of. In addition to health care workers being subjected to health risks, garbage collectors are also exposed to the possibility of needlestick injuries incurred from picking up garbage bags and recycling boxes containing used syringes. Various agencies and regulatory bodies have incorporated guidelines relating to the handling and disposal of syringes but, notwithstanding these regulations, syringes are frequently found in places where they should not be, and, regrettably, often in large quantities.

      There are two Needle-Ease(TM) models, one for physicians, small clinics and health care facilities (Model 3500P) and the other (Model 2501) primarily for home use by diabetics.

      The 3500P is designed to dispose of needles that attach to a standard syringe. In order to detach these needles from the syringe the needle must be re-capped. The act of recapping a needle is dangerous and prohibited by government regulations. A needlestick injury may result in the transfer of bloodborne diseases and infections from a patient to a third party. The 3500P totally eliminates the steel shaft of the needle from a syringe without recapping the exposed needle point. The 3500P requires a recharge after the disposal of approximately 100 to 250 needles.

      The 2501 home model is somewhat smaller but has the same characteristics as the 3500P. The 2501 requires a recharge after the disposal of approximately 100 to 150 needles.

      A model accommodating larger gauge needles and which will be powered by interior electric current (120 volts A.C.) has been designed for use in hospitals, clinics, and other health care institutions and will be available for distribution later in 2002.

      The 3500P and 2501 have been approved by the FDA's Pre-Market Approval
(PMA) process for Class II medical devices and meet the following safety standards for Laboratory, Measurement and Test Equipment:

1. Canadian Standards Association (CSA) C22.2 No. 1010.1-92 with Attachments 1 and 2
2.   Underwriter's Laboratories UL 3101.1 and UL 3111.1
3.   European Norm (EN) 61010-1 and
4.   International Electrotechnical Commission (IEC) 1010-1 with A1 and A2

      The retail price of the 3500P model varies between $441.45 and $545.00. The 2501 model has a retail price of between $150 and $200. The actual retail price of both models will depend upon the number of units purchased.

License Agreement

      In November 2001 the Company granted Sharps Elimination Technologies, Inc. ("SETI") an exclusive license to the Needle-Ease(TM) technology. The technology includes that disclosed in the Company's United States Patents #5,551,355 and #6,326,575, as well as blueprints, drawings, specifications, engineering data, engineering calculations, processes, apparatuses, tools, dies and molds relating to the Needle-Ease(TM) product. Included as part of the License are the rights to use the Needle-Ease(TM) trademarks and tradenames.

      In consideration for the license, SETI agreed to:

o    Pay the Company $300,000 no later than September 30, 2003.
o Pay the Company a royalty of $3.25 for each Needle-Ease(TM) unit sold by SETI or any sublicensee of SETI, provided, however, that SETI, beginning with the year ending April 30, 2004, agreed to pay the Company royalties of not less than $100,000 per year.
o    Issue to the Company 800,000 shares of SETI's common stock.

      SETI may at any time and upon five days notice to the Company acquire all rights to the Needle-Ease(TM) technology by paying the Company $5,000,000. Upon payment of the $5,000,000 all future royalties otherwise due the Company will terminate.

     In connection with the technology license, SETI also acquired from the Company all inventory, work-in-progress, spare parts, raw materials, tools, dies and molds relating to the Needle-Ease(TM) product. In consideration for the transfer of these assets, SETI agreed to assume approximately $486,000 of the

Company's payables and accrued liabilities as well as the Company's employment agreement with Kelly Fielder, the Company's President and principal shareholder. SETI is controlled by Kelly Fielder.

      On December 3, 2002 Travelshorts.com, Inc., a Washington corporation, acquired all of the outstanding shares of SETI in exchange for 16,691,205 shares of the common stock of Travelshorts. In connection with this acquisition, the Company received 3,062,606 shares of the common stock of Travelshorts in exchange for its 800,000 shares of SETI.

Competition

      In addition to the traditional needle disposal methods (i.e. "Sharps" containers and similar devices), competition exists from other manufacturers of needle incinerators.

>> Sharpx Sharpx is technology owned by Biomedical Disposal Inc. The product has FDA approval. It is a stylish, portable unit, which is currently marketed (website address www.biomedical.com). It sells for $1495. To date, Biomedical Disposal Inc. has expended significant funds in the lobbying of various state OSHA to ensure that pending needle-stick prevention legislation remains technology neutral. The device is inferior since the waste is considered to be a biohazard and there is still enough of a needle remaining that it is classified as a sharp.
>> Needlyzer Needlyser has FDA approval. It is larger and heavier than the Needle-Ease(TM) (13.5"x 5"x 4.75" and nearly 6 pounds). As such, it is not as portable. Its user learning curve is substantially longer and it has complex electronics. It uses a nickel cadmium battery but it does not entirely eliminate the needle and as a result it must have a FDA biohazard warning prominently displayed on its exterior and as a result the residue must be treated as hazardous. It retails at approximately US$900.
>> NIC 1800 The NIC 1800, also FDA approved, is also a much larger machine in both size and weight. The unit is electronically complex and similar in most respects to the Needlyser and retails at approximately US$900.
>> HNI002 The H.N.I. is a portable unit, which weighs 7 1/2 lb. It operates with a rechargeable battery and can incinerate 300 21 gauge needles between charges. It is produced in South Africa and marketed in, among other places, Canada. The product is not FDA approved, and hence is not approved for use in the United States.
>> Etna 497 Needle Burner The Etna is a portable unit that weighs 1.5 lb. It operates on a rechargeable battery and can incinerate 100 needles between charges. It incinerates at a temperature of 1400o C. The product is produced in Italy and is being offered with a range of dental products. It also lacks FDA approval and as such, is not approved for use in the United States.

      With its incineration temperature of 5432(0)C, and its size, portability, and rechargeability the Company believes the Needle-Ease(TM) product will be the most effective needle destruction system in the market.

Marketing

      SETI plans to sell the Needle-Ease in the United States, Canada, and a number of foreign countries though a network of distributors, dealers and independent sales representatives. SETI plans to advertise the Needle-Ease device in selected publications and attends trade shows to promote sales.

      As of November 30, 2003 SETI has not sold any Needle-Ease devices.

Production

      The production of the Needle-Ease(TM) device consists of a sub-assembly process during which a number of components are pre-assembled and followed by a final assembly process to produce the finished product. The majority of required components are "off-the shelf" and only a very small number of components need to be custom ordered. Hence lead-times for production are relatively low. As of August 31, 2003 SETI did not have any agreement with any person for the manufacture of Needle-Ease(TM) units.

Patents and Trademarks

      Certain aspects of the Needle-Ease(TM) technology are protected by U.S. patents #5,551,355 and #6,326,575. The first patent pertaining to the Needle-Ease(TM) technology (#5,551,355) will expire in the year 2015. The name "Needle-Ease" is a registered trademark with the U.S. Patent and Trademark Office and has also been licensed to SETI by means of the Licensing Agreement which pertains to the patent.

Employees

      As of November 30, 2003 the Company did not have any employees.

ITEM 2.     MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

      Following the receipt of the $300,000 licensing fee from SETI, the Company plans to acquire the rights to new technology which the Company believes will be useful in manufacturing products that could be sold at a profit. As of December 15, 2003, the Company did not have any understandings, arrangements or agreements regarding the acquisition of rights to any new technology.

ITEM 3.  DESCRIPTION OF PROPERTY

         See Item 1.  Description of Business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table lists the share ownership of the Company's officer and director and of each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding common stock as of November 30, 2003.


                                   Number of Shares            Percent of
Name and Address                  Beneficially Owned       Outstanding Shares

Kelly Fielder                          2,996,903                  45%
4750 Paton St.
Vancouver, B.C. Canada  V6L
2J1

All Oficers and Directors as           2,996,903                  45%
a Group (1 person)


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The officer and director of the Company is:

         Name             Age        Position

    Kelly Fielder         34         President, Chief Financial Officer
                                           and a Director

     Kelly Fielder has been and officer and director of the Company since January 2000. Between March 22, 2002. and September 17, 2002 Mr. Fielder was an officer and director of Armagh Group, Inc. Mr. Fielder has been an officer and director of Sharps Elimination Technologies, Inc. since its inception in September 2001. Mr. Fielder is also the President of IRG Services Ltd. ("IRG"), an investor relations firm based in Vancouver, B.C. which he formed in 1996.

ITEM 6.  EXECUTIVE COMPENSATION

      The following table sets forth in summary form the compensation received by (i) the Chief Executive Officer of the Company and (ii) by each other executive officer of the Company who received in excess of $100,000 during the fiscal year ended December 31, 2002. The Company does not have a Compensation Committee.

                                         Other
                                        Annual   Restric-                All
Name and                                Compen-  ted Stock  Options     Other
Principal        Fiscal  Salary  Bonus  sation    Awards    Granted    Compensa-
Position          Year    (1)     (2)    (3)        (4)       (5)        (6)
--------------------------------------------------------------------------------

Kelly Fielder     2002  $  --    $ --   $  --        --           --      --
President and     2001  $  --    $ --   $  --        --           --      --
Chief Executive
 Officer          2000  $  --    $ --   $  --        --    3,600,000      --

(1) The dollar value of base salary (cash and non-cash) received. (2) The dollar value of bonus (cash and non-cash) received.
(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property.
(4) During the periods covered by the table, the value of the shares of restricted stock issued as compensation for services to the persons listed in the table. The table below shows the number of shares of the Company's common stock owned by the officer listed above, and the value of such shares as of December 31, 2002. Since the Company's common stock was not publicly traded at December 31, 2002, the value of the Company's common stock on that date was deemed to be $0.01 per share, which was the price at which the Company sold shares of its common stock.

      Name                          Shares            Value

      Kelly Fielder              2,996,903           $29,969

(5) The shares of common stock to be received upon the exercise of all stock options granted during the periods covered by the Table. In October 2001 Mr. Fielder exercised a portion of these options and acquired 1,500,000 shares of the Company's common stock at a price of $0.01 per share.
(6) All other compensation received that the Company could not properly report in any other column of the Table.

Employment Contracts

    The Company does not have any employment contracts with Mr. Fielder.

Long-Term Incentive Plans - Awards in Last Fiscal Year

    None.

Employee Pension, Profit Sharing or Other Retirement Plans

    None.

Stock Options

         During the year ended December 31, 2002, the Company did not grant any stock options to its executive officers. As of December 31, 2002 and August 31, 2003, the Company did not have any outstanding options, warrants or other securities providing any person the right to acquire shares of the Company's common stock. Compensation of Directors

Compensation of Directors

      The Company does not have any arrangement for paying directors for serving as directors. The Company does not have any standard arrangement pursuant to which directors of the Company will be compensated for any services provided as a director, for committee participation, or for special assignments.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      As explained in Part I, Item I of this Registration Statement, in November 2001 the Company granted SETI an exclusive license to the Needle-Ease(TM) technology. Kelly Fielder, an officer, director and principal shareholder of the Company is also an officer, director and principal shareholder of SETI.

ITEM 8.     DESCRIPTION OF SECURITIES

      The Company is authorized to issue 10,000,000 shares of common stock. As of November 30, 2003 the Company had 6,684,473 shares of common stock issued and outstanding. Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding common stock can elect all directors.

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is in profit.

      Holders of common stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

      The Company is also authorized to issue 1,000,000 shares of preferred stock. The Delaware General Corporation Law provides that the Company's Board of Directors has the authority to divide the preferred to stock into series and, within the limitations provided by Delaware law, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the preferred stock without shareholder approval, the preferred stock could be issued to defend against any attempted takeover of the Company.

                             SPECTRUM MEDITECH, INC.

                              FINANCIAL STATEMENTS

                          YEARS ENDED DECEMBER 31, 2002
                              AND DECEMBER 31, 2001

                             SPECTRUM MEDITECH, INC.



                                TABLE OF CONTENTS


                                                                       Page

Report of Independent Certified Public Accountants                       3

Balance Sheets                                                           4

Statements of Operations                                                 5

Statements of Changes in Shareholders' Equity                            6

Statements of Cash Flows                                                 7

Notes to Financial Statements                                          8 - 13

                              Spicer, Jeffries LLP
                          Certified Public Accountants

                       5251 SOUTH QUEBEC STREET, SUITE 200
                        GREENWOOD VILLAGE, COLORADO 80111
                            TELEPHONE: (303) 753-1959
                               FAX: (303) 753-0338
                             www.spicerjeffries.com



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors
Spectrum Meditech, Inc.


We have audited the accompanying balance sheets of Spectrum Meditech, Inc. as of December 31, 2002 and December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Meditech, Inc. as of December 31. 2002 and December 31, 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Spicer, Jeffries LLP


Denver, Colorado
November 7, 2003

                             SPECTRUM MEDITECH, INC.
                          (A Development Stage Company)

                                 BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001
4
The accompanying notes are an integral part of these statements.


                                             September    December    December
                                                 30,         31,         31,
                                                2003        2002        2001
                                             ---------    --------    ---------
                     ASSETS                 (Unaudited)

CURRENT ASSETS:
  Cash                                         $ 509       $  763      $   485
  Accounts receivable, net (Note 2)                -            -            -
  Due from related party (Note 2)             64,100       66,500            -
                                              -------      -------     -------
             Total current assets             64,609       67,263          485

OTHER ASSETS - Patent (Note 2)                    16           19           23
                                               -----       ------      --------

              TOTAL ASSETS                  $ 64,625      $67,282      $   508
                                            ========      =======      =======

      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                          $ 82,883     $ 70,383     $ 47,750
  Due to related party (Note 2)               78,473       78,473            -
                                             -------      -------     --------
               TOTAL LIABILITIES             161,356      148,856       47,750
                                            --------     --------     --------

COMMITMENTS AND CONTINGENCIES  (Note 5)            -            -            -

SHAREHOLDERS' DEFICIT (Note 3):
  Cumulative convertible preferred stock,
   $.01 par value, 1,000,000 shares
   authorized, none issued                         -            -            -

  Common stock, $.01 par value, 10,000,000
    shares authorized, 6,684,473 shares
    issued and outstanding                    66,845       66,845       66,845
  Additional paid-in capital               1,472,354    1,472,354    1,472,354
  Deficit                                 (1,635,930)  (1,620,773)  (1,586,441)
                                           ---------    ---------    ---------
      TOTAL SHAREHOLDERS' DEFICIT            (96,731)     (81,574)     (47,242)
                                            --------     --------     --------
      TOTAL LIABILITIES AND SHAREHOLDERS'
         DEFICIT                              64,625       67,282          508
                                             =======      =======     ========

                             SPECTRUM MEDITECH, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                           Nine                                    For the Period
                                         Months                                    From Inception
                                          Ended     Year Ended     Year Ended       June 1, 1998
                                        September   December 31,   December 31,  through September 30,
                                        30, 2003       2002           2001                2003
                                       ----------  -----------    -------------  ----------------------
                                      Unaudited)

REVENUES                               $       -    $   9,081     $    14,903        $   74,391
                                       ---------    ---------     -----------        ----------
OPERATING EXPENSES:
    Royalties                             12,500       16,666          16,666           65,998
    Professional and consulting fees       2,500       26,160         177,543          727,843
    Stock compensation expense                 -            -         238,400          238,400
    Travel                                     -            -          74,569          210,224
    Product development costs and supplies     -            -          41,399          108,434
    Other general and administrative         154          583          49,041          348,882
    Depreciation and amortization              3            4           5,938           10,540
                                          ------        -----         -------          -------
     Total operating expenses             15,157       43,413         603,556        1,710,321
                                         -------      -------         -------        ---------

NET INCOME (LOSS) BEFORE INCOME TAXES   $(15,157)    $(34,332)      $(588,653)     $(1,635,930)
                                        ========     ========       =========      ===========

BASIC AND DILUTED NET INCOME (LOSS)
    PER COMMON SHARE (Note 1):
              Basic and Diluted        $   (0.00)   $   (0.01)      $   (0.11)
                                       =========     ========       =========
WEIGHTED AVERAGE NUMBER OF SHARES
    OF COMMON STOCK OUTSTANDING
              Basic and Diluted        6,684,473    6,684,473      5,438,959
                                       =========    =========      =========

                             SPECTRUM MEDITECH, INC.
                          (A Development Stage Company)

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                       FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                         Common Stock     Additional
                                      -----------------     Paid In
                                      Shares  $.001 Par     Capital     Deficit
                                      ------  ---------   ----------    -------
BALANCES, Inception, June 1, 1998          -         -           -            -

Share issued for cash                      1       100           -            -
                                     -------    ------      ------        -----

BALANCES, December 31, 1998                1       100           -            -

Common share cancelled                    (1)     (100)          -

Shares issued:
    For cash, $.01 per share           2,000        20           -
    For services, $.01 per share   2,401,902    24,019           -
    For development costs, $.01
       per share                   1,924,467    19,245          14

Net loss                                   -         -           -     (270,705)
                                   ---------    ------      ------    ---------
BALANCES, December 31, 1999        4,328,369    43,284          14     (270,705)

Shares issued:
   For cash, $1.50 per share         274,604     2,746     409,161
   For services, $1.12 per
     share                           214,000     2,140     238,400
   For development costs, $.01
     per share                       300,000     3,000           -

Net loss                                   -         -           -     (727,083)
                                    --------    ------     -------     ---------

BALANCES, December 31, 2000       $5,116,973  $ 51,170   $ 647,575    $(997,788)

Sale of common shares, $2.00 per
   share, net                         67,500       675     123,525

Employee stock option compensation
   expense                                                 238,400

Exercise of options, $.01 per
    share                          1,500,000    15,000           -

Shareholder assumption of
l   iabilities                                             462,854
Net loss                                   -         -           -     (588,653)
                                   ---------    ------     -------    ---------

BALANCES, December 31, 2001        6,684,473    66,845   1,472,354   (1,586,441)

Net loss                                   -         -           -      (34,332)
                                   ---------    ------     -------    ---------

BALANCES, December 31, 2002        6,684,473    66,845   1,472,354   (1,620,773)
Net loss                                   -         -           -      (15,157)
                                   ---------    ------     -------    ---------
BALANCES, September 30, 2003
  (Unaudited)                      6,684,473    66,845   1,472,354   (1,635,930)
                                  ==========   =======   =========   ==========

                             SPECTRUM MEDITECH, INC.
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                                For the
                                                                                              Period From
                                              Nine Months                                     Inception
                                                 Ended       Year Ended      Year Ended     June 1, 1998
                                              December 31,   December 31,   December 31,  through December 31,
                                                 2003           2002           2001              2002
                                              -----------    -----------    ------------  --------------------
CASH FLOWS FROM OPERATING ACTIVITIES:        (Unaudited)

     Net income (loss)                            (15,157)   $  (34,332)     $ (588,653)     $ (1,635,930)
    Adjustments to reconcile net income
    (loss) to net cash provided by
    (used in) operating activities:
       Depreciation and amortization                    3             4           5,938            10,540
       Stock compensation expense                       -             -         238,400           525,218
       (Increase) decrease in accounts
           receivable                                   -             -          30,093                 -
       (Decrease) increase in prepaid expenses          -             -           1,023                 -
       Increase (decrease) in accounts payable     12,500        22,633         (30,227)           82,883
                                                  -------        -------       --------            ------
             Net cash provided by (used
               in) operating activities            (2,654)      (11,695)       (343,426)       (1,017,289)
                                                  -------      --------       ---------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of property and equipment               -             -               -           (26,408)
       Purchase of patents                              -             -               -               (34)
                                                  -------      --------       ---------        ----------
              Net cash provided by
                investing activities                    -             -               -           (26,442)
                                                  -------      --------       ---------        ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
       Advances from (to) related party             2,400       (66,500)              -           (64,100)
       Advance from related party                                78,473         203,017           557,213
       Sale of common shares, net                       -             -         139,200           551,127
                                                  -------      --------       ---------          --------
               Net cash provided by
                 financing activities               2,400        11,973         342,217         1,044,240
                                                  -------      --------       ---------         ---------

NET INCREASE (DECREASE) IN CASH                      (254)          278          (1,209)              509

CASH, beginning of year                               763           485           1,694                 -
                                                  -------      --------       ---------         ---------
CASH, end of year                               $     509     $     763       $     485         $     509
                                                =========     =========       ==========        =========


SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
      AND FINANCING ACTIVITIES:

   Assumption of liabilities by
     shareholder, net of property and
      equipment transferred                     $      -      $      -        $ 462,854         $ 462,854
                                                ========      ========       ==========        =========


                             SPECTRUM MEDITECH, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                                   (continued)


NOTE 1 -    BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

Spectrum Meditech, Inc., "Company", a Delaware corporation, was incorporated June 18, 1998, and is a development stage company. The Company was inactive until November, 1999, when it acquired certain patents for an invention (Needle-Ease(TM)) to safely incinerate used needles and hypodermic syringes using an electrical charge. During 2000 and 2001, it worked to develop and market this invention but did not achieve any standardized production of units or significant sales. In November, 2001, the Company entered into an exclusive license agreement with a company controlled by its President and majority shareholder allowing that company to continue the development of the Needle-Ease(TM) technology. See Note 4 for additional information.

The accompanying financial statements are presented in contemplation that the Company will continue as a going concern. However, its activities to date have resulted in accumulated losses of $(1,365,195) and a working capital deficiency of $(66,845) at December 31, 2002. There is substantial doubt as to the Company's ability to meet its current obligations or achieve profitable operations with additional financing. The financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates and such differences could be material to the financial statements.

Cash Equivalents

For purposes of reporting cash and cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company uses the allowance method to provide for uncollectible accounts. Under this method, estimated bad debts are recorded as an allowance when accounts receivable are recognized and actual write offs of uncollectible accounts are charged to the allowance.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Normal maintenance and repair costs that do not extend the useful life of the related asset are expensed as incurred while significant betterments to assets are capitalized and depreciated over the remaining useful life of the asset.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows estimated to be generated by the asset. If such review indicates that the asset is impaired, the asset's carrying amount is written down to fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

Revenues from royalties in connection with the Company's licensing agreement are recognized as earned based on product sales by the licensee. Revenue from the sale of products is recognized at the time of shipment.

Advertising Costs

Advertising expenses are charged to operations as incurred without regard to any expected future benefit. The Company did not incur any direct advertising costs in 2002 or 2001.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Stock-Based Compensation

In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 encourages, but does not require, companies to record compensation expense for stock-based employee compensation plans at fair value. The Company has elected to account for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" . Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123 does, however, require pro forma disclosure of the fair value compensation expense that would be recorded if it were adopted. See Note 7 to these financial statements for such disclosure.

Net Income (Loss) Per Share of Common Stock

Net income (loss) per common share is calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" requiring companies to report basic and diluted earnings per share. Basic net income per common share is computed using the weighted average number of common shares issued and outstanding during the period. Diluted net income per common share is computed using the weighted average number of common shares issued and outstanding plus any dilutive potential common shares outstanding during the period. For 2003, the dilutive potential common shares outstanding were due to the conversion rights of the Company's preferred stock and all preferred dividends were added back to net income available to common shareholders in computing diluted earnings per share. For 2002, any dilutive potential common shares are excluded from the computations of net loss per share because their effect would be anti-dilutive.

Business Segments

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for public enterprises to report information about their operating segments in annual financial statements. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. Management has determined that the Company currently operates in only one business segment. Therefore, the Company does not have any separate operating segment information to report other than the amounts reflected in its financial statements.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 requires the disclosure of fair value of financial instruments. The estimated fair value amounts have been determined by the Company's management using available market information and other valuation methods. However, considerable judgment is required to interpret market data in developing the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The carrying amounts reported in the consolidated balance sheets were used in estimating fair value disclosure for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable because of the short maturity of those instruments. For the long-term portion of notes payable, the Company believes that the estimated fair value does not vary substantially from the amounts reported in the consolidated balance sheets due to the effect of the interest rate.

Research and Development Costs

All costs for research and development related to new products and improvements to existing products is charged to expense as incurred.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") finalized Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 142 requires the Company to reclassify the carrying amounts of intangible assets and goodwill based on that standard's criteria. It also requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, it requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in that standard. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. It also required the Company to complete a transitional goodwill impairment test six months from the date of adoption and to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. The adoption of SFAS 141 and SFAS 142 did not have any effect on the Company's financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", resolving significant implementation issues related to FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and superseding the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a business segment. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of SFAS 144 did not effect the Company's consolidated financial statements.


In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This SFAS requires any gain or loss on extinguishments of debt to be presented as a component of continuing operations (unless specific criteria are met) whereas SFAS No. 4 required that such gains and losses be classified as an extraordinary item in determining net income. The adoption of SFAS 145 did not effect the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Such standard requires costs associated with exit or disposal activities (including restructurings) to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. SFAS No. 146 nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Under the new standard, a liability related to an exit or disposal activity is not recognized until such liability has actually been incurred whereas under EITF Issue No. 94-3 a liability was recognized at the time of a commitment to an exit or disposal plan. The adoption of SFAS 146 did not effect the Company's financial position or results of operations.


On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure". This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This standard also requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. See Note 7 for the Company's disclosures under this standard.


In May, 2003, SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was issued. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Generally, a financial instrument, whether in the form of shares or otherwise, that is mandatorily redeemable, i.e. that embodies an unconditional obligation requiring the issuer to redeem it by transferring its shares or assets at a specified or determinable date (or dates) or upon an event that is certain to occur, must be classified as a liability (or asset in some circumstances). In some cases, a financial instrument that is conditionally redeemable may also be subject to the same treatment. This Statement does not apply to features that are embedded in a financial instrument that is not a derivative (as defined) in its entirety. For public entities, this Statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not effect the Company's financial position or results of operations.


NOTE 2 -  RELATED PARTY TRANSACTIONS

On November 12, 2001, the Company entered into an exclusive licensing agreement related to its Needle-Ease(TM) patents with a company controlled and operated by its President, Sharps Elimination Technologies, Inc. (SETI). The agreement provides that SETI has worldwide rights to market and sell products using the licensed technology, to use the Needle-Ease(TM) trademarks and tradenames and to otherwise develop and exploit the technology. The Company was to receive a cash payment of $300,000 by April 30, 2003 (subsequently extended to September 30,
2003), was issued 800,000 common shares of SETI and is to receive a royalty of $3.25 per "licensed product" sold under the agreement, with a minimum royalty of $100,000 due annually beginning in 2004. In addition, SETI agreed to assume approximately $486,000 of the Company's liabilities consisting primarily of advances payable to its President and the Company transferred its production and office equipment with a net book value of $15,886 to SETI. At the time of the agreement, SETI was a development stage company with no revenues or substantial operations and did not have the ability to pay the agreed amounts. No amounts have been paid under the agreement and SETI has not achieved production or sales of products using the Needle-Ease(TM) technology.

Accordingly, a valuation allowance for the full amount of the account receivable of $300,000 for the initial payment due under the licensing agreement has been recorded by the Company. The common shares of SETI received had no fair value. The assumption of liabilities by SETI net of the production and office equipment transferred has been recorded as a contribution to the Company's additional paid in capital as the entities are under common control and the transaction cannot be determined to be at arms length.

The Company has received various advances totaling $78,473 from the licensee of its patent technology which are non interest bearing and have no specified due date. In addition, it has made various advances to a company controlled by its President and majority shareholder totaling $66,500 at December 31, 2002, which are also non interest bearing and have no specified due date.


NOTE 3 -  SHAREHOLDERS' EQUITY

In May, 2001, the Company sold 67,500 shares of its common stock for $135,000 cash. In October, 2001, it issued 1,500,000 shares of its common stock pursuant to the exercise of stock options held by its President for $15,000 cash.

Stock Options and Warrants

In May, 2001, the Board of Directors adopted an employee stock option plan to grant options qualified as "incentive stock options" under the Internal Revenue Code generally allowing grantees to defer taxable income until the shares acquired through the exercise of such options is sold. The plan provides that qualified options for a total of 500,000 common shares may be issued. There were no grants under this plan for the years ended December 31, 2002 and 2001. In addition, the Company's Board of Directors grants non-qualified options for the purchase of its common shares on a discretionary basis. In May, 2001, the Board granted such options for a total of 160,000 common shares at an exercise price of $.01 per share. As this exercise price was less than the current $1.50 per share fair value of the Company's common shares, stock compensation expense of $238,400 was recorded.

The following table summarizes the activity for all options for each year end indicated.

                                         Exercise   Weighted      Weighted
                                          Price      Average    Average Years
                              Options     Range     Exercise      Remaining
                                                     Price          Life
                              -------    -------   ---------    -------------

Balances at December 31,
   2000                      $3,600,000   $  0.01    $  0.01     $      1.2
                                                                 ==========
     Granted                    160,000      0.01       0.01
     Exercised/Expired       (1,500,000)     0.01       0.01
                              ---------    ------    -------
Balances at December 31,
    2001                      2,260,000      0.01       0.01            0.8
                                                                 ==========
     Granted                          -         -          -              -
     Exercised/Expired       (2,100,000)     0.01       0.01
                              ---------     -----     ------

Balances at December 31,
   2002                         160,000      0.01       0.01            8.4
                               ========     =====      =====      =========


NOTE 4 -    INCOME TAXES

At December 31, 2002, the Company had an unused net operating loss carryforward of approximately $(1,125,000) for income tax purposes, expiring in the years 2014 through 2017. However, the ability to utilize such losses to offset future taxable income is subject to various limitations imposed by the rules and regulations of the Internal Revenue Service. The net operating loss carryforwards may result in future income tax benefits of approximately $423,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. During 2002 and 2001, the valuation allowance increased approximately $5,000 and $47,000 respectively. Deferred income taxes reflect the net tax effects of temporary differences between the treatment of revenues and expenses for financial reporting purposes and the amounts used for income tax purposes.

The significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 are presented in the following table:

                                                    2002         2001
                                                  ----------  -----------
             Deferred tax liabilities:            $      -      $      -
             Deferred tax assets:
               Net operating loss carryforwards    415,600       415,600
                                                  --------       -------
             Net deferred tax asset                415,600       415,600
             Valuation allowance for deferred
                tax assets                        (415,600)     (415,600)
                                                  ---------     --------
                                                 $       -      $      -
                                                 =========      ========

The Company's actual effective tax rate for these years is reconciled to the expected statutory tax rate as follows:

                                                      2003         2002
                                                   ---------     ---------

             Expected Federal statutory tax
               (benefit) rate                       (34.00)%     (34.00)%
             Expected state tax (benefit) rate,
                net of Federal tax                   (3.60)%      (3.60)%
                                                  ----------  -----------
             Expected combined statutory tax rate   (37.60)%     (37.60)%

             Valuation allowance for deferred
               tax assets                            37.60 %      37.60 %
                                                  ----------  -----------
             Effective income tax rate                0.00 %       0.00 %
                                                  ==========  ===========



NOTE 5 -    COMMITMENTS AND CONTINGENCIES

The terms of the Company's original agreement under which it acquired its patents for the Needle-Ease(TM) technology requires it to pay $.17 per licensed product it sells with a minimum payment of $16,666 annually.

                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      As of November 30, 2003, there were 86 record owners of the Company's common stock. As of November 30, 2003 the Company's common stock was not publicly traded.

      Holders of common stock are entitled to receive dividends as may be declared by the Board of Directors and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. The Company has not paid any dividends and does not have any current plans to pay any dividends.

ITEM 2.     LEGAL PROCEEDINGS

      In September 2003 Erika Gardner commenced a civil action in the Supreme Court of British Columbia against Travelshorts.com, Inc., the president of Travelshorts and the Company. In her complaint Gardner alleges that Travelshorts and/or Fielder are liable to Gardner for a loan in the amount of approximately $250,000 (USD), and that Fielder and the Company failed to deliver approximately 8,000,000 shares of the common stock of Travelshorts which were to be held by Gardner as security for the loan. As part of this civil action Gardner also obtained an order from the British Columbia Court which, among other things, restrained Fielder and the Company from selling, transferring or voting any shares of Travelshorts which they owned.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

      The following shows all shares of the Company's common stock which were issued during the past three years.

Name                           Date      Shares   Consideration
----------                   -------    ------   -------------

Dennis Wilhelm               4/20/00     2,222   $ 3,333

Charles Evans                4/21/00    10,000   Services rendered

John Cooper                  4/21/00    10,000   Services rendered

Walter Martin                6/12/00   100,000   $150,000

John Cooper                  6/12/00    10,000   Services rendered

Name                           Date      Shares   Consideration
----------                    -------    ------   -------------

David Bauer                  11/30/00       978    $  1,467

Paul Bauer                   11/30/00     4,444    $ 6,666

Robert Bauer and
  Georgetta Mazilu           11/30/00     1,333    $ 1,999.50

John Bauer and
  Ruth Bauer                 11/30/00     2,222    $ 3,333

Willi Bauer and
Helen Bauer                  11/30/00     6,667    $10,000

Michael Bellai and
  Sandra Bellai              11/30/00     2,222    $ 3,333

Anthony Bezpaly              11/30/00     1,111    $ 1,666.50

Leanne Bezpaly               11/30/00       667    $ 1,000.50

Joe Bezpaly                  11/30/00       444    $   666

Kenneth Bovaird              11/30/00     2,222    $ 3,333

Stephen Bradley and
  Toni Bradley               11/30/00     4,444    $ 6,666

Brailin Investments Ltd.     11/30/00     4,444    $ 6,666

George Brown                 11/30/00    4,444     $ 6,666

Seth Catton and
  Lianne Catton              11/30/00       444    $   666

Kathryn Childerhose          11/30/00     4,444    $ 6,666

Scott Childerhose            11/30/00     3,333    $ 4,999.50

Don Clark                    11/30/00     1,778    $ 2,667

Dwayne Cormier and
  Carolyn Cormier            11/30/00     2,222    $ 3,333

Glenn Duyvestyn and
  Virginia Duyvestyn         11/30/00     1,467    $ 2,200.50

Name                           Date      Shares   Consideration
----------                    -------    ------   -------------

Lina Finoro                  11/30/00     2,889    $ 4,333.50

Peter Grivich and Joanne
  Grivich                    11/30/00       667    $ 1,000.50

Paul Golden                  11/30/00     2,222    $ 3,333

John Hacket                  11/30/00       444    $   666

Jeff Hannon                  11/30/00     1,400    $ 2,100

Tony Henhoeffer              11/30/00     2,222    $ 3,333

Earl Hunter and
  Margaret O'Connell         11/30/00     2,222    $ 3,333

Andrew Janik and
  Theresa Janik              11/30/00     1,333    $ 1,999.50

Kinsman's                    11/30/00     6,500    $ 9,750

Craig Labaune                11/30/00     1,111    $ 1,666.50

John Lind                    11/30/00     3,778    $ 5,667

William Little and
  Susan Little               11/30/00     4,444    $ 6,666

 Chad McCullough             11/30/00     1,333    $ 1,999.50

Kelly McInnes                11/30/00       444    $   666

Ken Mohr and Marjorie
  Mohr                       11/30/00     1,000    $ 1,500

Robert Murovec and
  Christine Murovec          11/30/00     1,111    $ 1,666.50

Alvin Penner                 11/30/00     1,000    $ 1,500

Carlo Pica and Silvia Pica   11/30/00     978    $ 1,467

George Valamparampil         11/30/00     2,000    $ 3,000

Name                            Date      Shares   Consideration
----------                     -------    ------   -------------

Jamie Zielke                  11/30/00     2,000    $  3,000

Charles Evans                 11/30/00    20,000   Services rendered

Riad Daoud                    11/30/00    66,666    $100,000

Michael and Sandra Bellai     11/30/00      889    $  1,333.50

Financial Concept Group       11/30/00     4,444    $  6,666

Jose Marco Molina             11/30/00       400    $    600

Carlo Pica                    11/30/00     2,222    $  3,333

Brian Voll                    11/30/00     8,889    $ 13,334

John Bauer and
  Georgetta Mazilu            11/30/00       444    $    666

Roy Decaire                   12/31/00    50,000   Services rendered

Clarence Debelle              12/31/00    10,000   Services rendered

Aaron Van Pykstra             12/31/00   100,000   Services rendered

        Wallis W. Wood         5/15/01     5,000   $  10,000

Jack P. Rutherford             5/15/01    50,000    $100,000

        James L. Hostetler     5/15/01   12,500   $  25,000

        Kelly Fielder         10/24/01 1,500,000   $  15,000

      These shares were all issued to non-U.S. persons who reside outside of the United States. The negotiations and agreements relating to the issuance of these shares were made by the Company's President (who is a Canadian citizen) from the Company's offices in Vancouver, British Columbia. The shares were restricted from resale in the public markets for a period of one year from the date of their issuance. During the one-year period following the date of their issuance none of these shares were transferred.

      Although these shares were not technically issued in accordance with Regulation S, these shares were nevertheless exempt from the registration requirements of the Securities Act of 1933 by virtue of Release 4708, which was the predecessor to Regulation S.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Delaware General Corporation Law and the Company's bylaws require the Company to indemnify its directors and officers. Under these provisions, when an individual in his or her capacity as an officer or a director is made or threatened to be made a party to any suit or proceeding, the individual may be indemnified if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to our best interest. The Company's bylaws further provide that this indemnification is not exclusive of any other rights to which the individual may be entitled. Insofar as indemnification pursuant to the Company's bylaws or otherwise may be permitted to our directors and officers for liabilities arising under the securities laws, we have been advised that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy and is, therefore, unenforceable.

                                    PART III

ITEMS 1 AND 2.     INDEX AND DESCRIPTION OF EXHIBITS

Exhibit No. Description                                                Page No.
----------- -----------                                               --------

   3.1      Certificate of Incorporation (as amended)                   ____

   3.2      Bylaws                                                      ____

   10.1     License and Technical Assistance Agreement                  ____

   10.2     Asset Purchase Agreement                                    ____

                             SPECTRUM MEDITECH, INC.

                              FINANCIAL STATEMENTS

                          YEARS ENDED DECEMBER 31, 2002
                              AND DECEMBER 31, 2001

                             SPECTRUM MEDITECH, INC.



                                TABLE OF CONTENTS


                                                                        Page

Report of Independent Certified Public Accountants                        3

Balance Sheets                                                            4

Statements of Operations                                                  5

Statements of Changes in Shareholders' Equity                             6

Statements of Cash Flows                                                  7

Notes to Financial Statements                                           8 - 13

                              Spicer, Jeffries LLP
                          Certified Public Accountants

                       5251 SOUTH QUEBEC STREET, SUITE 200
                        GREENWOOD VILLAGE, COLORADO 80111
                            TELEPHONE: (303) 753-1959
                               FAX: (303) 753-0338
                             www.spicerjeffries.com



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors
Spectrum Meditech, Inc.


We have audited the accompanying balance sheets of Spectrum Meditech, Inc. as of December 31, 2002 and December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Meditech, Inc. as of December 31. 2002 and December 31, 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.




/s/ Spicer, Jeffries LLP


Denver, Colorado
November 7, 2003

                             SPECTRUM MEDITECH, INC.
                          (A Development Stage Company)

                                 BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001


                                             September   December     December
                                              30, 2003   31, 2002     31, 2001
                                             ----------  --------     --------
                     ASSETS                      (Unaudited)

CURRENT ASSETS:
  Cash                                       $    509     $   763      $   485
  Accounts receivable, net (Note 2)                 -           -            -
  Due from related party (Note 2)              64,100      66,500            -
                                              -------      ------      -------
   Total current assets                        64,609      67,263          485

OTHER ASSETS - Patent (Note 2)                     16          19           23
                                               ------      ------      -------

   TOTAL ASSETS                              $ 64,625    $ 67,282      $   508
                                             ========    ========      =======

      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                           $ 82,883    $ 70,383     $ 47,750

  Due to related party (Note 2)                78,473      78,473            -
                                              -------      -------    --------

    TOTAL LIABILITIES                         161,356     148,856       47,750
                                             --------     -------     --------

COMMITMENTS AND CONTINGENCIES  (Note 5)             -           -            -

SHAREHOLDERS' DEFICIT (Note 3):
  Cumulative convertible preferred stock,
    $.01 par value, 1,000,000 shares
    authorized, none issued                         -           -            -

  Common stock, $.01 par value, 10,000,000
    shares authorized, 6,684,473 shares issued
    and outstanding                            66,845      66,845       66,845
  Additional paid-in capital                1,472,354   1,472,354    1,472,354
  Deficit                                  (1,635,930) (1,620,773)  (1,586,441)
                                           ----------   ---------   ----------

     TOTAL SHAREHOLDERS' DEFICIT              (96,731)    (81,574)     (47,242)
                                           ----------    --------    ---------

    TOTAL LIABILITIES AND
     SHAREHOLDERS' DEFICIT                 $   64,625   $  67,282    $     508
                                           ==========   =========    =========

                             SPECTRUM MEDITECH, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                      For the Period
                                        Nine Months                                   From Inception
                                          Ended        Year Ended     Year Ended        June 1, 1998
                                       September 30,  December 31,   December 31,         through
                                          2003            2002           2001       September 30, 2003
                                       ------------   -----------    ------------  --------------------
                                       (Unaudited)
REVENUES                                $       -      $   9,081      $   14,903       $  74,391
                                        ----------     ---------      ----------        ---------
OPERATING EXPENSES:
    Royalties                             12,500          16,666          16,666          65,998
    Professional and consulting fees       2,500          26,160         177,543         727,843
    Stock compensation expense                 -               -         238,400         238,400
    Travel                                     -               -          74,569         210,224
    Product development costs and
    supplies                                   -               -          41,399        108,434
    Other general and administrative         154             583          49,041        348,882
    Depreciation and amortization              3               4           5,938         10,540
                                          ------          ------         -------       --------
     Total operating expenses             15,157          43,413         603,556      1,710,321
                                         -------         -------        --------      ---------


NET INCOME (LOSS) BEFORE INCOME TAXES    (15,157)        (34,332)       (588,653)    (1,635,930)
                                         ========        ========      =========     ===========

BASIC AND DILUTED NET INCOME (LOSS)
    PER COMMON SHARE (Note 1):
              Basic and Diluted         $  (0.00)        $ (0.01)      $   (0.11)
                                        ========         ========      =========

WEIGHTED AVERAGE NUMBER OF SHARES
  OF COMMON STOCK OUTSTANDING
              Basic and Diluted        6,684,473       6,684,473       5,438,959
                                       ==========     ==========       =========



                             SPECTRUM MEDITECH, INC.
                          (A Development Stage Company)

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001



                                        Common Stock      Additional
                                                 $.001     Paid In
                                      Shares      Par      Capital     Deficit
                                    --------- --------- -----------------------

BALANCES, Inception, June 1, 1998          -         -           -           -

Share issued for cash                      1       100           -           -
                                      ------     -----       -----       -----

BALANCES, December 31, 1998                1       100           -           -

Common share cancelled                    (1)     (100)          -

Shares issued:
   For cash, $.01 per share            2,000        20           -
   For services, $.01 per share    2,401,902    24,019           -
   For development costs, $.01
       per share                   1,924,467    19,245          14

Net loss                                   -         -           -    (270,705)
                                    --------    ------       -----    ---------
BALANCES, December 31, 1999        4,328,369    43,284          14    (270,705)

Shares issued:

   For cash, $1.50 per share         274,604     2,746     409,161
   For services, $1.12 per
     share                           214,000     2,140     238,400
   For development costs, $.01
per share                            300,000     3,000           -

Net loss                                   -         -           -    (727,083)
                                      ------     -----     --------   ---------

BALANCES, December 31, 2000       $ 5,116,973  $51,170    $647,575   $(997,788)

Sale of common shares, $2.00 per
    share, net                         67,500      675     123,525

Employee stock option compensation
    expense                                                238,400

Exercise of options, $.01 per
   share                            1,500,000   15,000           -

Shareholder assumption of
   liabilities                                             462,854
Net loss                                    -        -           -    (588,653)
                                      -------    -----     -------   ---------

BALANCES, December 31, 2001         6,684,473   66,845   1,472,354  (1,586,441)

Net loss                                    -        -           -     (34,332)
                                    ---------   ------   ---------   ---------

BALANCES, December 31, 2002         6,684,473   66,845   1,472,354  (1,620,773)
Net loss                                    -        -           -     (15,157)
                                    ---------   ------   ---------   ---------
BALANCES, September 30, 2003        6,684,473   66,845   1,472,354  (1,635,930)
(Unaudited)                         =========  =======   =========  ==========

                             SPECTRUM MEDITECH, INC.
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                          For the Period
                                            Nine Months                                   From Inception
                                              Ended        Year Ended     Year Ended       June 1, 1998
                                           December 31,   December 31,   December 31,         through
                                              2003            2002           2001         December 31, 2002
                                           ------------   -----------    ------------  --------------------
                                           (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                      $ (15,157)    $  (34,332)    $ (588,653)       $ (1,635,930)

    Adjustments to reconcile net income
    (loss) to net cash provided by
    (used in) operating activities:
       Depreciation and amortization                3              4          5,938              10,540
       Stock compensation expense                   -              -        238,400             525,218
       (Increase) decrease in accounts
           receivable                               -              -         30,093                   -
     (Decrease) increase in prepaid expenses        -              -          1,023                   -
     Increase (decrease) in accounts payable   12,500         22,633        (30,227)             82,883
                                              -------        -------        --------            -------

       Net cash provided by (used
       in) operating activities                (2,654)       (11,695)      (343,426)         (1,017,289)
                                              -------       --------      ---------          -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of property and equipment           -              -              -             (26,408)
       Purchase of patents                          -              -              -                 (34)
          Net cash provided by investing
            activities                              -              -              -             (26,442)
                                              -------       --------      ---------          -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Advances from (to) related party            2,400        (66,500)             -             (64,100)
    Advance from related party                                78,473        203,017             557,213
    Sale of common shares, net                      -              -        139,200             551,127
                                              -------       --------      ---------          -----------
        Net cash provided by
       financing activities                     2,400         11,973        342,217           1,044,240
                                              -------       --------      ---------          -----------

NET INCREASE (DECREASE) IN CASH                  (254)           278         (1,209)                509

CASH, beginning of year                           763            485          1,694                   -
                                              -------       --------      ---------          -----------
CASH, end of year                            $    509       $    763      $     485          $      509
                                             ========       ========      ==========         ==========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES:

  Assumption of liabilities by shareholder,
   net of property and equipment transferred $      -       $      -       $ 462,854         $  462,854
                                             ========       ========      ==========         ==========


                             SPECTRUM MEDITECH, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                                   (continued)


NOTE 1 -  BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

Spectrum Meditech, Inc., "Company", a Delaware corporation, was incorporated June 18, 1998, and is a development stage company. The Company was inactive until November, 1999, when it acquired certain patents for an invention (Needle-Ease(TM)) to safely incinerate used needles and hypodermic syringes using an electrical charge. During 2000 and 2001, it worked to develop and market this invention but did not achieve any standardized production of units or significant sales. In November, 2001, the Company entered into an exclusive license agreement with a company controlled by its President and majority shareholder allowing that company to continue the development of the Needle-Ease(TM) technology. See Note 4 for additional information.

The accompanying financial statements are presented in contemplation that the Company will continue as a going concern. However, its activities to date have resulted in accumulated losses of $(1,365,195) and a working capital deficiency of $(66,845) at December 31, 2002. There is substantial doubt as to the Company's ability to meet its current obligations or achieve profitable operations with additional financing. The financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates and such differences could be material to the financial statements.

Cash Equivalents

For purposes of reporting cash and cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company uses the allowance method to provide for uncollectible accounts. Under this method, estimated bad debts are recorded as an allowance when accounts receivable are recognized and actual write offs of uncollectible accounts are charged to the allowance.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Normal maintenance and repair costs that do not extend the useful life of the related asset are expensed as incurred while significant betterments to assets are capitalized and depreciated over the remaining useful life of the asset.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows estimated to be generated by the asset. If such review indicates that the asset is impaired, the asset's carrying amount is written down to fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

Revenues from royalties in connection with the Company's licensing agreement are recognized as earned based on product sales by the licensee. Revenue from the sale of products is recognized at the time of shipment.

Advertising Costs

Advertising expenses are charged to operations as incurred without regard to any expected future benefit. The Company did not incur any direct advertising costs in 2002 or 2001.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Stock-Based Compensation

In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 encourages, but does not require, companies to record compensation expense for stock-based employee compensation plans at fair value. The Company has elected to account for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" . Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123 does, however, require pro forma disclosure of the fair value compensation expense that would be recorded if it were adopted. See Note 7 to these financial statements for such disclosure.

Net  Income  (Loss)  Per  Share of Common Stock

Net income (loss) per common share is calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" requiring companies to report basic and diluted earnings per share. Basic net income per common share is computed using the weighted average number of common shares issued and outstanding during the period. Diluted net income per common share is computed using the weighted average number of common shares issued and outstanding plus any dilutive potential common shares outstanding during the period. For 2003, the dilutive potential common shares outstanding were due to the conversion rights of the Company's preferred stock and all preferred dividends were added back to net income available to common shareholders in computing diluted earnings per share. For 2002, any dilutive potential common shares are excluded from the computations of net loss per share because their effect would be anti-dilutive.

Business Segments

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for public enterprises to report information about their operating segments in annual financial statements. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. Management has determined that the Company currently operates in only one business segment. Therefore, the Company does not have any separate operating segment information to report other than the amounts reflected in its financial statements.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 requires the disclosure of fair value of financial instruments. The estimated fair value amounts have been determined by the Company's management using available market information and other valuation methods. However, considerable judgment is required to interpret market data in developing the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The carrying amounts reported in the consolidated balance sheets were used in estimating fair value disclosure for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable because of the short maturity of those instruments. For the long-term portion of notes payable, the Company believes that the estimated fair value does not vary substantially from the amounts reported in the consolidated balance sheets due to the effect of the interest rate.

Research and Development Costs

All costs for research and development related to new products and improvements to existing products is charged to expense as incurred.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") finalized Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 142 requires the Company to reclassify the carrying amounts of intangible assets and goodwill based on that standard's criteria. It also requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, it requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in that standard. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. It also required the Company to complete a transitional goodwill impairment test six months from the date of adoption and to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. The adoption of SFAS 141 and SFAS 142 did not have any effect on the Company's financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", resolving significant implementation issues related to FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and superseding the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a business segment. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of SFAS 144 did not effect the Company's consolidated financial statements.


In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This SFAS requires any gain or loss on extinguishments of debt to be presented as a component of continuing operations (unless specific criteria are met) whereas SFAS No. 4 required that such gains and losses be classified as an extraordinary item in determining net income. The adoption of SFAS 145 did not effect the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Such standard requires costs associated with exit or disposal activities (including restructurings) to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. SFAS No. 146 nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Under the new standard, a liability related to an exit or disposal activity is not recognized until such liability has actually been incurred whereas under EITF Issue No. 94-3 a liability was recognized at the time of a commitment to an exit or disposal plan. The adoption of SFAS 146 did not effect the Company's financial position or results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure". This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This standard also requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. See Note 7 for the Company's disclosures under this standard.

In May, 2003, SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was issued. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Generally, a financial instrument, whether in the form of shares or otherwise, that is mandatorily redeemable, i.e. that embodies an unconditional obligation requiring the issuer to redeem it by transferring its shares or assets at a specified or determinable date (or dates) or upon an event that is certain to occur, must be classified as a liability (or asset in some circumstances). In some cases, a financial instrument that is conditionally redeemable may also be subject to the same treatment. This Statement does not apply to features that are embedded in a financial instrument that is not a derivative (as defined) in its entirety. For public entities, this Statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not effect the Company's financial position or results of operations.


NOTE 2 -  RELATED PARTY TRANSACTIONS

On November 12, 2001, the Company entered into an exclusive licensing agreement related to its Needle-Ease(TM) patents with a company controlled and operated by its President, Sharps Elimination Technologies, Inc. (SETI). The agreement provides that SETI has worldwide rights to market and sell products using the licensed technology, to use the Needle-Ease(TM) trademarks and tradenames and to otherwise develop and exploit the technology. The Company was to receive a cash payment of $300,000 by April 30, 2003 (subsequently extended to September 30,
2003), was issued 800,000 common shares of SETI and is to receive a royalty of $3.25 per "licensed product" sold under the agreement, with a minimum royalty of $100,000 due annually beginning in 2004. In addition, SETI agreed to assume approximately $486,000 of the Company's liabilities consisting primarily of advances payable to its President and the Company transferred its production and office equipment with a net book value of $15,886 to SETI. At the time of the agreement, SETI was a development stage company with no revenues or substantial operations and did not have the ability to pay the agreed amounts. No amounts have been paid under the agreement and SETI has not achieved production or sales of products using the Needle-Ease(TM) technology.

Accordingly, a valuation allowance for the full amount of the account receivable of $300,000 for the initial payment due under the licensing agreement has been recorded by the Company. The common shares of SETI received had no fair value. The assumption of liabilities by SETI net of the production and office equipment transferred has been recorded as a contribution to the Company's additional paid in capital as the entities are under common control and the transaction cannot be determined to be at arms length.

The Company has received various advances totaling $78,473 from the licensee of its patent technology which are non interest bearing and have no specified due date. In addition, it has made various advances to a company controlled by its President and majority shareholder totaling $66,500 at December 31, 2002, which are also non interest bearing and have no specified due date.


NOTE 3 -  SHAREHOLDERS' EQUITY

In May, 2001, the Company sold 67,500 shares of its common stock for $135,000 cash. In October, 2001, it issued 1,500,000 shares of its common stock pursuant to the exercise of stock options held by its President for $15,000 cash.

Stock Options and Warrants

In May, 2001, the Board of Directors adopted an employee stock option plan to grant options qualified as "incentive stock options" under the Internal Revenue Code generally allowing grantees to defer taxable income until the shares acquired through the exercise of such options is sold. The plan provides that qualified options for a total of 500,000 common shares may be issued. There were no grants under this plan for the years ended December 31, 2002 and 2001. In addition, the Company's Board of Directors grants non-qualified options for the purchase of its common shares on a discretionary basis. In May, 2001, the Board granted such options for a total of 160,000 common shares at an exercise price of $.01 per share. As this exercise price was less than the current $1.50 per share fair value of the Company's common shares, stock compensation expense of $238,400 was recorded.

The following table summarizes the activity for all options for each year end indicated.

                                         Exercise   Weighted       Weighted
                                          Price      Average     Average Years
                              Options     Range     Exercise       Remaining
                                                      Price          Life
                            -----------------------------------------------

Balances at December 31,
     2000                    3,600,000   $  0.01     $ 0.01           1.2
     Granted                   160,000   $  0.01     $ 0.01         =====
     Exercised / Expired    (1,500,000)  $  0.01     $ 0.01
                            -----------  -------     ------
Balances at December 31,
  2001                       2,260,000   $  0.01     $  0.01         0.8
                                                                    =====
     Granted                         -         -           -           -
     Exercised/Expired      (2,100,000)  $  0.01     $  0.01
                            -----------    -----        ----

Balances at December 31,
2002                           160,000   $  0.01     $  0.01         8.4
                            ==========      =====      =====        ====


NOTE 4 -    INCOME TAXES

At December 31, 2002, the Company had an unused net operating loss carryforward of approximately $(1,125,000) for income tax purposes, expiring in the years 2014 through 2017. However, the ability to utilize such losses to offset future taxable income is subject to various limitations imposed by the rules and regulations of the Internal Revenue Service. The net operating loss carryforwards may result in future income tax benefits of approximately $423,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. During 2002 and 2001, the valuation allowance increased approximately $5,000 and $47,000 respectively. Deferred income taxes reflect the net tax effects of temporary differences between the treatment of revenues and expenses for financial reporting purposes and the amounts used for income tax purposes.

The significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 are presented in the following table:

                                                    2002         2001
                                                  ----------  -----------
             Deferred tax liabilities:            $     -       $      -
             Deferred tax assets:
               Net operating loss carryforwards   415,600        415,600
                                                  -------       --------
             Net deferred tax asset               415,600        415,600
             Valuation allowance for deferred
             tax assets                          (415,600)      (415,600)
                                                 ---------     ---------
                                                 $       -      $      -
                                                 =========      ========

The Company's actual effective tax rate for these years is reconciled to the expected statutory tax rate as follows:

                                                    2003         2002
                                                  ----------  -----------
             Expected Federal statutory tax
                  (benefit) rate                   (34.00)%     (34.00)%
             Expected state tax (benefit) rate,
                   net of Federal tax               (3.60)%      (3.60)%
                                                  ----------  -----------
             Expected combined statutory tax rate  (37.60)%     (37.60)%

             Valuation allowance for deferred
             tax assets                             37.60 %      37.60 %
                                                  ---------     ---------
             Effective income tax rate               0.00 %       0.00 %
                                                  ==========  ===========



NOTE 5 -    COMMITMENTS AND CONTINGENCIES

The terms of the Company's original agreement under which it acquired its patents for the Needle-Ease(TM) technology requires it to pay $.17 per licensed product it sells with a minimum payment of $16,666 annually.

                                    SIGNATURE


      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SPECTRUM MEDITECH, INC.
                                          (Registrant)


                                           By: /s/ Kelly Fielder
                                               -----------------------------
Date: December 31, 2003                        Kelly Fielder,  President,
                                               Chief Executive  Officer and
                                               Chief Financial Officer